Exhibit 1

TEEKAY TANKERS LTD. REPORTS

FOURTH QUARTER AND ANNUAL 2015 RESULTS

Highlights

•

Reported fourth quarter 2015 adjusted net income attributable to shareholders(1) of $48.5 million, or $0.31 per share, compared to $18.6 million, or $0.21 per share, in the same period of the prior year.

•	Reported fiscal year 2015 adjusted net income attributable to shareholders of $169.1 million, or $1.29 per share, compared to $33.9 million, or $0.39 per share, in the same period of the prior year.

•	Generated fourth quarter 2015 free cash flow(2) of $74.0 million, or $0.48 per share, compared to $31.7 million, or $0.35 per share, in the same period of the prior year.

•	Announced and implemented new variable dividend policy; declared and paid cash dividend of $0.12 per share for the fourth quarter of 2015, up from $0.03 per share in the previous quarter.

•	Acquired two purpose-built Lightering Aframax tankers for an aggregate purchase price of approximately $80 million.

•	In January 2016, refinanced a majority of the Company’s fleet with a new five-year $900 million debt facility.

Hamilton, Bermuda, February 18, 2016 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported adjusted net income attributable to its shareholders(1) of $48.5 million, or $0.31 per share, for the quarter ended December 31, 2015, compared to $18.6 million, or $0.21 per share, for the same period in the prior year. The increase is primarily due to stronger spot tanker rates in the fourth quarter of 2015 compared to the same period in the prior year and an increase in fleet size related to the acquisition of 17 modern, mid-size tankers during 2015 and the expansion of the Company’s chartered-in tanker portfolio in 2014 and 2015. Adjusted net income attributable to shareholders excludes a number of specific items that had the net effect of increasing net income attributable to shareholders by $3.9 million, or $0.03 per share, and by $1.7 million, or $0.01 per share, for the three months ended December 31, 2015 and 2014, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to its shareholders of $52.5 million, or $0.34 per share, and $20.3 million, or $0.22 per share, for the three months ended December 31, 2015 and 2014, respectively. Net revenues(3) were $159.3 million and $77.4 million for the three months ended December 31, 2015 and 2014, respectively.

During the fourth quarter of 2015, the Company generated $74.0 million, or $0.48 per share, of free cash flow(2), compared to $31.7 million, or $0.35 per share, in the fourth quarter of 2014, with the increase due to higher average spot rates earned and an increase in the size of the Company’s fleet. On December 14, 2015, Teekay Tankers declared a dividend of $0.12 per share for the fourth quarter of 2015, which was paid on February 12, 2016 to all shareholders of record on February 2, 2016. Since the Company’s inception, it has declared dividends in 33 consecutive quarters.

(1)

Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, net income attributable to the Entities under Common Control and other non-cash items. Please refer to Appendix B to this release for a reconciliation of free cash flow (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(3)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.    Investor Relations Tel: +1 604 844-6654    www.teekaytankers.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“During the quarter, Teekay Tankers generated strong free cash flow of $74.0 million, or $0.48 per share, recording one of Teekay Tankers’ strongest quarters ever,” commented Kevin Mackay, Teekay Tankers’ Chief Executive Officer. “In addition, we announced and implemented our new dividend policy, under which we intend to pay out to our shareholders 30 to 50 percent of the Company’s quarterly adjusted net income, while maintaining a minimum quarterly dividend of $0.03 per share. This resulted in a 300 percent increase in our quarterly cash dividend to $0.12 per share for the fourth quarter of 2015. The new dividend policy provides long-term investors the opportunity to directly benefit from the Company’s strong earnings while continuing to de-lever our balance sheet, which increases the Company’s net asset value and further strengthens our financial position.”

“We are also pleased to announce the acquisition of two modern purpose-built Lightering Aframax tankers in December 2015, which complements our recent ship-to-ship transfer acquisition of SPT Inc. and further expands our strategic presence in the U.S. Gulf.”

Mr. Mackay continued, “We expect that many of the positive tanker market fundamentals in 2015 will remain in place during 2016, including growing oil demand, high crude oil supply from OPEC, low oil prices, manageable tanker supply growth, ongoing strategic and commercial oil stockpiling, and high refinery throughput. In addition, we expect the recent approval of U.S. crude exports will result in the development of new trade routes and positive demand growth for mid-sized tankers, directly benefiting Teekay Tankers as the world’s largest owner and operator in this segment. As well as the expected rise over time of U.S. exports to Europe and Asia via the expanded Panama Canal, which is scheduled to be completed in June 2016, the lifting of the export ban and the resultant narrowing of the WTI/Brent crude oil spread could give rise to increased imports into the U.S. An increase in both U.S. imports and exports of oil is expected to drive demand for mid-size tankers and ship-to-ship transfer services.”

Mr. Mackay added “With an owned and chartered-in fleet of approximately 55 modern mid-size tankers and the recent completion of two key financial initiatives, including our new $900 million long-term debt facility and our new dividend policy, we believe Teekay Tankers and its shareholders are well-positioned to benefit from what we anticipate to be a continued strong tanker market.”

Summary of Recent Developments

New Dividend Policy

In December 2015, Teekay Tankers announced a new dividend policy under which the Company intends to pay out 30 to 50 percent of its quarterly adjusted net income, with a minimum quarterly dividend of $0.03 per share, subject to any reserves determined to be required by the Company’s Board of Directors. The new dividend policy will provide investors the opportunity to participate in earnings from the tanker market while enabling the Company to continue to de-lever its balance sheet. Teekay Tankers implemented this new dividend policy for the fourth quarter of 2015, increasing its quarterly cash dividend to $0.12 per share, which was paid on February 12, 2016.

Expanding Strategic Presence in U.S. Gulf

During the fourth quarter, Teekay Tankers built on its recent ship-to-ship transfer acquisition of SPT Inc. and expanded its U.S. Gulf presence through the acquisition and chartering-in of three purpose-built Lightering Aframax tankers. On December 18, 2015, the Company acquired two Lightering Aframax tankers, the SPT Explorer and Navigator Spirit, from Teekay Offshore Partners L.P. (Teekay Offshore) for an aggregate purchase price of $80 million and chartered-in for five years another Lightering Aframax tanker, which is scheduled to deliver between February and March 2016. The acquisition was fully financed through the assumption of an approximately $50 million revolving credit facility from Teekay Offshore and the Company’s existing liquidity. These transactions are expected to be immediately accretive to Teekay Tankers’ earnings and free cash flow per share.

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New Debt Facility

In January 2016, Teekay Tankers completed a new five-year $900 million long-term debt facility, which was 1.4 times oversubscribed. The new facility includes term loan and revolving credit facility components which were used to refinance 36 of the Company’s existing vessels (including 17 vessels acquired during 2015 that were financed with two bridge loan facilities that matured in early-2016, and other vessels previously financed with the Company’s primary revolving credit facility which was scheduled to mature in 2017). This new facility extends the Company’s debt maturity profile and provides financial flexibility in the future.

Tanker Market

The tanker market in 2015 was the strongest since 2008. The main catalyst for the market strength was continued high levels of global oil production, including an extra 1.0 million barrels per day (mb/d) of crude oil supply from OPEC. Global oil demand was also robust in 2015, growing by 1.7 mb/d, the highest level of growth since the post-financial crisis rebound in 2010. Oil prices fell in 2015 to the lowest average price in 11 years, which was positive for the tanker market as it led to higher refinery throughput to take advantage of strong refining margins, increased commercial and strategic stockpiling of oil, and lower bunker fuel costs for ship owners. Finally, tanker fleet growth remained low with just 2 percent growth in the crude tanker fleet during 2015.

The fourth quarter of 2015 was particularly strong, led by the large crude tanker sectors. This strength was driven by firm underlying fundamentals coupled with seasonal and one-off factors. The fourth quarter saw the onset of winter weather delays, including an increase in transit time through the Turkish Straits and fog in the US Gulf. Ullage-related delays resulted in increased waiting times at discharge ports due to logistical constraints, which further added to rate volatility during the fourth quarter.

Looking ahead, the Company anticipates that many of the positive fundamentals which existed in 2015 will continue during 2016. Global oil demand is forecast to grow by 1.3 mb/d in 2016 (based on the average of IEA, EIA, and OPEC forecasts). While this is a decrease from 2015 oil demand growth of 1.7 mb/d, it is above the average growth rate of 1.0 mb/d over the last decade. Global oil production is anticipated to remain high with no change to OPEC policy expected in 2016. In addition, the return of Iranian production is projected to add up to 0.5 mb/d of supply in 2016, further increasing global crude oil exports and keeping oil prices relatively low. Finally, while tanker fleet growth is set to increase in 2016, the tanker fleet growth is relatively modest for the mid-size sectors with anticipated tanker fleet growth of 4.5 percent and 4.0 percent in the Suezmax and Aframax/LR2 fleets, respectively, which compares favorably to the average fleet growth in the last decade of approximately 5.0 percent per annum. Furthermore, the fleet growth is weighted towards the second half of the year and thus, the full impact should be felt more in 2017 than in 2016.

In addition to positive supply and demand fundamentals, changing trade patterns are expected to benefit the mid-size tanker sectors in 2016. Although it is not expected to immediately translate into an influx of U.S. crude oil into global markets, the relaxation of the U.S. crude oil export ban is already resulting in an increase in European and West African imports to the U.S. Atlantic coast. The spread between the West Texas Intermediate (WTI) and Brent oil price has narrowed enough to make seaborne transportation of oil to the U.S. more economical than rail or truck transportation within the U.S. from domestic producers. Mid-sized tanker markets could also benefit from the expansion of the Panama Canal, which is scheduled to be completed in June 2016, as it will facilitate trade movements between the Atlantic and the Pacific, including crude and condensate exports from the U.S. Gulf to Asian markets.

Overall, the Company expects that 2016 will be a strong year for crude tanker fundamentals driven by high levels of global oil supply, rising oil demand, low oil prices, changing trade routes, and a manageable level of fleet growth.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in pools measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	December 31, 2015(v)	September 30, 2015(v)	December 31, 2014(v)
Time Charter-Out Fleet
Suezmax revenue days	350	133	130
Suezmax TCE per revenue day(i)	$28,035	$33,646	$20,326
Aframax revenue days	645	642	658
Aframax TCE per revenue day	$20,409	$19,528	$17,662
LR2 revenue days	92	83	—
LR2 TCE per revenue day	$25,721	$25,515	—
MR revenue days	—	—	92
MR TCE per revenue day(ii)	—	—	$37,352

Spot Fleet
Suezmax revenue days	1,415	818	783
Suezmax spot TCE per revenue day(iii)	$41,430	$34,782	$26,627
Aframax revenue days	1,399	1,177	789
Aframax spot TCE per revenue day(iv)	$31,575	$32,269	$25,677
LR2 revenue days	522	773	644
LR2 spot TCE per revenue day	$26,468	$33,555	$21,884
MR revenue days	233	276	184
MR spot TCE per revenue day	$19,391	$23,782	$17,109

Total Fleet
Suezmax revenue days	1,765	951	913
Suezmax TCE per revenue day	$39,178	$34,617	$25,727
Aframax revenue days	2,044	1,819	1,447
Aframax TCE per revenue day	$26,228	$25,926	$22,146
LR2 revenue days	614	856	644
LR2 TCE per revenue day	$26,356	$32,777	$21,884
MR revenue days	233	276	276
MR TCE per revenue day(ii)	$19,391	$23,782	$23,857

(i)

The fixed TCE rate for the Suezmax tankers excludes the amortization of in-process contracts which is recognized in revenue. For the three months ended December 31, 2015, the fixed TCE rate including the amortization of in-process revenue contracts is $33,368 per day.

(ii)	The charter rate on the Medium Range (MR) tanker includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(iii)

The combined average spot TCE rates for the Suezmax tankers trading in both the Gemini Suezmax pool and non-pool voyage charters were $41,933 per day and $34,774 per day for the three months ended December 31, 2015 and September 30, 2015, respectively.

(iv)

The combined average spot TCE rates for the Aframax tankers trading in both the Aframax Pools and non-pool voyage charters were $28,913 per day, $29,417 per day and $25,881 day for the three months ended December 31, 2015, September 30, 2015 and December 31, 2014, respectively.

(v)	The TCE rates in the table above include the results of two conventional tankers acquired from Teekay Offshore from the date of their acquisition in December 2015.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of February 5, 2016 (including a committed chartered-in vessel yet to be delivered):

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	3	—	3
Aframax Tankers	7	—	7
LR2 Product Tankers	—	1	1
VLCC Tanker(i)	1	—	1

Total Fixed-Rate Fleet	11	1	12

Spot-rate:

Suezmax Tankers	19	—	19
Aframax Tankers(ii)	7	10	17
LR2 Product Tankers(iii)	7	1	8
MR Product Tankers	2	—	2

Total Spot Fleet	35	11	46

STS Support Vessels	6	—	6

Total Teekay Tankers Fleet	52	12	64

(i)	The Company’s ownership interest in this vessel is 50 percent.
(ii)

Includes nine Aframax tankers with charter-in contracts that are scheduled to expire between March 2016 and September 2017 and one chartered-in Aframax tanker that is scheduled to deliver between February and March 2016 under a contract that expires in March 2021; three of these charter-in vessel contracts include options to extend.

(iii)	Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in May 2017.

Liquidity and Continuous Offering Program Update

In November 2015, the Company implemented a new continuous offering program (COP) under which the Company may issue new common shares at market prices up to a maximum aggregate amount of $80 million. During the fourth quarter of 2015, the Company sold an aggregate of 2,045,000 common shares under the COP at an average price of $7.14 per share, generating net proceeds of approximately $14.3 million.

As of December 31, 2015, the Company had total liquidity of $111.0 million (comprised of $96.4 million in cash and cash equivalents and $14.6 million in undrawn revolving credit facilities), compared to total liquidity of $206.2 million as at September 30, 2015. The decrease in the Company’s liquidity position during the fourth quarter was primarily due to vessel acquisitions, a scheduled amortization on one of the Company’s corporate revolving credit facilities, drydocking costs, and working capital timing differences.

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Conference Call

The Company plans to host a conference call on Friday, February 19, 2016 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and fiscal year of 2015 and the Company’s business outlook. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 524-8850 or (416) 204-9702, if outside of North America, and quoting conference ID code 8972345.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Friday, March 4, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 8972345.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 45 double-hull tankers, including 22 Suezmax tankers, 14 Aframax tankers, 7 Long Range 2 (LR2) product tankers and 2 Medium-Range (MR) product tankers, and has 12 contracted time charter-in tankers. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of approximately 10 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekaytankers.com

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Teekay Tankers Ltd.

Summary Consolidated Statements of Income

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)

Net pool revenues	107,073	92,022	56,302	370,583	138,631
Time charter revenues	26,988	20,339	21,434	75,375	94,213
Voyage charter revenues	20,956	5,502	1,826	41,283	8,040
Interest income from investment in term loans	—	—	—	—	9,118
Other revenues(2)	13,969	8,538	—	26,952	—

Total revenues	168,986	126,401	79,562	514,193	250,002

Voyage expenses	(9,652)	(2,653)	(2,128)	(19,816)	(11,223)
Vessel operating expenses	(50,079)	(35,267)	(25,279)	(137,164)	(98,403)
Time-charter hire expense	(21,720)	(21,382)	(13,687)	(74,898)	(22,160)
Depreciation and amortization	(25,414)	(17,878)	(13,559)	(73,760)	(53,292)
General and administrative expenses	(6,362)	(4,310)	(2,932)	(17,354)	(12,821)
Gain on sale of vessels(3)	771	—	—	771	9,955
Restructuring charges(2)	—	(327)	—	(4,772)	—

Income from operations	56,530	44,584	21,977	187,200	62,058

Interest expense	(7,730)	(4,008)	(2,182)	(17,389)	(9,128)
Interest income	40	28	40	107	287
Realized and unrealized gain (loss) on derivative instruments(4)	498	(1,031)	(189)	(1,597)	(1,712)
Equity income(5)	5,480	2,762	1,007	14,411	5,228
Other (expense) income	(1,259)	(1,385)	492	(3,097)	3,805

Net income	53,559	40,950	21,145	179,635	60,538

Earnings per share attributable to shareholders of Teekay Tankers
- Basic	0.34	0.31	0.23	1.36	0.67
- Diluted	0.34	0.30	0.22	1.35	0.66

Weighted-average number of total common shares outstanding
- Basic	154,477,604	134,630,768	89,736,138	130,136,228	85,882,685
- Diluted	155,096,187	135,174,756	90,214,327	130,717,709	86,247,137

(1)

The Company acquired two vessels on December 18, 2015 from Teekay Offshore, which is controlled by Teekay Corporation. Results for the two conventional tankers for the periods prior to their acquisitions by the Company when they were owned and operating under the control of Teekay Corporation, are referred to as the Entities under Common Control and periods prior to their acquisitions have been recast to include their results in accordance with Common Control accounting as required under GAAP. The Entities under Common Control amounts included in the financial results are summarized for the respective periods in Appendix A. The amounts included in this release related to the Entities under Common Controls are preliminary, and will be finalized for inclusion in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015. Any revisions to the preliminary Entities under Common Control figures are only expected to impact the accounting for the periods prior to the date the vessels were acquired by the Company, and therefore will have no effect on the adjusted net income attributable to the shareholders or free cash flow of the Company for any period, including the fourth quarter of 2015.

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(2)

Other revenues includes ship-to-ship transfer business revenue and the associated 100 percent reimbursement of the Hugli Spirit redundancy cost from a customer. During the three months ended September 30, 2015, the Company incurred $0.3 million of restructuring costs related to the acquisition of the ship-to-ship transfer business. During the year ended December 31, 2015, the Company incurred $4.7 million of restructuring charges, of which $4.4 million relates to redundancy costs in connection with the termination of Australian seafarers of the Hugli Spirit upon the completion of the contract with its customer during the three months ended March 31, 2015.

(3)

In early-May 2014, the Company sold to Tanker Investments Ltd. (TIL) two wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million, resulting in the recognition of a $10 million gain.

(4)

Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $2.3 million, $2.5 million and $2.5 million for the three months ended December 31, 2015, September 30, 2015 and December 31, 2014, respectively, and $9.7 million and $10.0 million for the years ended December 31, 2015 and December 31, 2014, respectively.

(5)

Included in equity income are the Company’s proportionate share of earnings from its investment in TIL, which owned 20 conventional tankers at December 31, 2015, its 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay Corporation’s conventional tanker commercial and technical management operations.

Components of equity income are detailed in the table below:

	Three Months Ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
High-Q Joint Venture	1,182	663	929	3,218	2,702
Tanker Investments Ltd.	2,783	1,083	250	7,280	(184)
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	—	—	—	2,054
Teekay Tanker Operations Ltd.	1,515	1,016	(172)	3,913	656

Total equity income	5,480	2,762	1,007	14,411	5,228

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Teekay Tankers Ltd.

Summary Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2015	2015	2014
	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)
ASSETS
Cash and cash equivalents	96,417	80,579	162,797
Restricted cash	870	915	—
Pool receivable from affiliates	62,735	36,114	35,254
Accounts receivable	28,313	22,791	4,475
Prepaid assets	24,320	30,379	9,374
Due from affiliates	67,159	50,214	50,279
Vessel held for sale	—	10,092	—
Vessels and equipment - net	1,767,925	1,656,084	897,237
Investment in and advances to equity accounted investments	86,808	81,328	73,397
Derivative asset(2)	5,164	5,421	4,657
Intangible assets - net	29,619	30,391	—
Other non-current assets	146	10,565	3,702

Total assets	2,169,476	2,014,873	1,241,172

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	78,746	55,267	20,220
Current portion of long-term debt	163,776	479,133	46,605
Current portion of derivative liabilities	6,330	6,034	7,263
Current portion of in-process revenue contracts	1,223	2,143	—
Deferred revenue	2,676	—	637
Due to affiliates	26,630	4,679	10,395
Long-term debt	1,000,829	589,334	661,960
Other long-term liabilities	11,805	14,176	15,814
Equity	877,461	864,107	478,278

Total liabilities and equity	2,169,476	2,014,873	1,241,172

(1)

In accordance with GAAP, the balance sheets as at December 31, 2015, September 30, 2015 and December 31, 2014 include the Entities under Common Control for the two vessels acquired from Teekay Offshore in December 2015 to reflect the ownership of the vessels from the time they were owned and operating under the control of Teekay Corporation. The amounts included in this release related to the Entities under Common Controls are preliminary, and will be finalized for inclusion in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015. Any revisions to the preliminary Entities under Common Control figures are expected to impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore will have no effect on the adjusted net income attributable to the shareholders or free cash flow of the Company for any period, including the fourth quarter of 2015.

(2)	Derivative asset reflects the fair value of a common stock purchase warrant issued by TIL to the Company in connection with the Company’s involvement in the formation of TIL.

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Teekay Tankers Ltd.

Summary Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Year Ended
	December 31, 2015	December 31, 2014
	(unaudited)(1)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	166,789	20,940

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	688,695	98,796
Repayments of long-term debt	(40,029)	(20,367)
Prepayment of long-term debt	(191,592)	(167,000)
Proceeds from long-term debt of Entities under Common Control	—	10,368
Repayment of long-term debt of Entities under Common Control	(4,632)	(3,309)
Net advances to affiliates	(825)	(17,376)
Acquisition of SPT Explorer and Navigator Spirit	(31,870)
Equity contribution from Teekay Corporation to Entities under Common Control	1,928	3,001
Equity contribution from Teekay Corporation	—	1,267
Cash dividends paid	(15,139)	(10,165)
Proceeds from equity offerings, net of offering costs	242,264	111,190

Net financing cash flow	648,800	6,405

INVESTING ACTIVITIES
Proceeds from sale of vessels	11,080	154,000
Expenditures for vessels and equipment	(236,229)	(5,784)
Expenditures for Principal Maritime vessel acquisitions	(612,000)	—
Investment in and advances to Teekay Tankers Operations Ltd.	(239)	(6,494)
Investment in and advances to Tanker Investments Ltd.	—	(35,045)
Investment in and advances from High-Q	1,000	1,950
Term loan advance recoveries	—	1,179
Acquisition of SPT	(45,581)	—

Net investing cash flow	(881,969)	109,806

(Decrease) increase in cash and cash equivalents	(66,380)	137,151
Cash and cash equivalents, beginning of the year	162,797	25,646

Cash and cash equivalents, end of the year	96,417	162,797

(1)

In accordance with GAAP, the statements of cash flow for the years ended December 31, 2015 and 2014 include the Entities under Common Control results for the two vessels acquired from Teekay Offshore in December 2015 to reflect the ownership of the vessels from the time they were owned and operating under the control of Teekay Corporation. The amounts included in this release related to the Entities under Common Controls are preliminary, and will be finalized for inclusion in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015. Any revisions to the preliminary Entities under Common Control figures are expected to impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore will have no effect on the adjusted net income attributable to the shareholders or free cash flow of the Company for any period, including the fourth quarter of 2015.

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Teekay Tankers Ltd.

Appendix A – Specific Items Affecting Income

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	December 31, 2015		December 31, 2014
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	53,559	$0.35	21,145	$0.23
Subtract:
Net income attributable to the Entities under Common Control(2)	(1,072)	($0.01)	(886)	($0.01)

Net income attributable to shareholders of Teekay Tankers	52,487	$0.34	20,259	$0.22

(Subtract) add specific items affecting net income:
Unrealized gain on derivative instruments(3)	(2,896)	(0.02)	(2,335)	(0.02)
Gain on sale of vessels	(771)	(0.01)	—	—
Other(4)	(278)	—	652	0.01

Total adjustments	(3,945)	($0.03)	(1,683)	($0.01)

Adjusted net income attributable to shareholders of Teekay Tankers	48,542	$0.31	18,576	$0.21

	Year Ended
	December 31, 2015		December 31, 2014
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	179,635	$1.37	60,538	$0.70
Subtract:
Net income attributable to the Entities under Common Control(2)	(2,708)	($0.02)	(3,396)	($0.04)

Net income attributable to shareholders of Teekay Tankers	176,927	$1.35	57,142	$0.66

(Subtract) add specific items affecting net income:
Unrealized gain on derivative instruments(3)	(8,193)	($0.06)	(8,282)	($0.10)
Gain on sale of vessels(5)	(771)	($0.01)	(9,955)	($0.12)
Fair value on initial recognition of stock purchase warrant(6)	—	—	(3,420)	($0.04)
Dilution gain on equity accounted investment(7)	—	—	(2,054)	($0.02)
Other(4)	1,132	$0.01	487	$0.01

Total adjustments	(7,832)	($0.06)	(23,224)	($0.27)

Adjusted net income attributable to shareholders of Teekay Tankers	169,095	$1.29	33,918	$0.39

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(1)	Fully diluted per share amounts.
(2)

The amounts included in this release related to the Entities under Common Controls are preliminary, and will be finalized for inclusion in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015. Any revisions to the preliminary Entities under Common Control figures are only expected to impact the accounting for the periods prior to the date the vessels were acquired by the Company, and therefore will have no effect on the adjusted net income attributable to the shareholders or free cash flow of the Company for any period, including the fourth quarter of 2015.

(3)

Reflects the unrealized gain due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and the TIL common stock purchase warrant.

(4)

The amount recorded for the three months and year ended December 31, 2015 primarily relates to unrealized derivative losses in joint venture, foreign exchange losses, severance payment related to the dissolution of the Gemini Pool and restructuring costs related to the acquisition of the ship-to-ship transfer business.

(5)

In May 2014, the Company sold to TIL two wholly-owned subsidiaries, each of which owned one VLCC, for the aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company recognized a $10.0 million gain on this transaction.

(6)

Reflects the fair value on the initial recognition of the common stock purchase warrant issued by TIL to the Company during the year ended December 31, 2014, which was received in connection with the Company’s involvement in the formation of TIL.

(7)	Reflects the dilution gain from the common share issuance completed as part of TIL’s initial public offering in March 2014.

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Teekay Tankers Ltd.

Appendix B – Reconciliation of Non-GAAP Financial Measure

Free Cash Flow

(in thousands of U.S. dollars, except share and per share data)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, net income attributable to the Entities under Common Control and other non-cash items.

Three Months Ended
December 31, 2015
(unaudited)

Net income for the period	53,559

Add:
Depreciation and amortization, excluding Entities under Common Control	25,130
Proportionate share of free cash flow from equity accounted investments	6,761
Other(1)	3,555

Less:
Unrealized gain on derivative instruments	(2,896)
Equity income	(5,480)
Net income attributable to the Entities under Common Control	(1,072)
Amortization of in-process revenue contracts	(4,769)
Gain on sale of vessels	(771)

Free cash flow	74,017

Weighted-average number of common shares outstanding for the quarter	154,477,604

Free cash flow per share (rounded)	0.48

(1)	Other includes termination fees received on the cancellation of two in-the-money charter contracts relating to the acquisition of the SPT Explorer and Navigator Spirit conventional tankers.

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Teekay Tankers LTD.

Appendix C – Reconciliation of Non-GAAP Financial Measure

Net Revenues

(in thousands of U.S. dollars)

Net revenues represents revenues less voyage expenses where voyage expenses are comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended		Year Ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	168,986	79,562	514,193	250,002
Voyage expenses	(9,652)	(2,128)	(19,816)	(11,223)

Net revenues	159,334	77,434	494,377	238,779

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future dividend payout ratio and anticipated benefits of the new dividend policy; accretion to the Company’s earnings and free cash flow from the acquisition and chartering-in of lightering Aframax tankers; the impact of the U.S. government’s decision to lift the ban on crude oil exports and of the scheduled opening of the expanded Panama Canal, including the establishment of new trade routes for mid-size tankers; the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand, crude oil tanker demand and OPEC crude oil supply; tanker fleet utilization and spot tanker rates; the effect of lower global oil prices, including the potential impact on oil stockpiling, refinery throughput and bunker fuel prices; the impact of the tanker market on the Company’s earnings, free cash flow, net asset value and future dividends; the delivery date of one chartered-in Aframax tanker; and the impact on the financial flexibility as a result of the new debt facility. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; market reactions to changes in the U.S. crude oil export positions and expansion of the Panama Canal; revenues and costs related to the Company’s lightering Aframax tankers; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the amount of cash reserves established by the Company’s Board of Directors; actual dividend payout ratios determined by the Company’s Board of Directors; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2014 and on Form 6-K for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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